PETROTEQ ENERGY INC.

PETROTEQ CONFIRMS ISSUANCE OF

FAILURE TO FILE CEASE TRADE ORDER

Toronto, Ontario, Canada and Los Angeles, CA, USA January 5, 2023, (NEWSFILE)  - Petroteq Energy Inc. (TSX-V:PQE) ("Petroteq", or the "Company"), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces further to its press release dated December 28, 2022, that the Ontario Securities Commission (the "OSC") has issued a failure to file cease trade order against the Company ("FFCTO") which orders that trading, whether direct or indirect, by any person, of the securities of the Company, cease, which includes trading of the common shares of the Company on the TSX Venture Exchange. The Company is diligently working with its auditors to file the audited financial statements and corresponding management's discussion and analysis for the years ended August 31, 2021, August 31, 2020 and August 31, 2019 (collectively, the "Financial Disclosure"). The Financial Disclosure was required to be filed by December 29, 2022.

The reason for the delay in filing the Financial Disclosure relates to considerable work associated with certain restatements of prior years annual financial statements and conversions from US Generally Accepted Accounting Principles (GAAP) financial measures to International Financial Reporting Standards (IFRS). Petroteq is working diligently with its auditors and financial professionals to complete and file the Financial Disclosure as soon as possible.

The FFCTO will remain in effect until the receipt by the OSC of all filings the Company is required to make under Ontario securities law, including the Financial Disclosure.

Despite the FFCTO, a beneficial security holder of the Company who is not, and was not as at January 5, 2023, an insider or control person of the Company, may sell securities of the Company acquired before January 5, 2023 if both of the following apply: (a) the sale is made through a "foreign organized regulated market", as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; and (b) the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.

The Company confirms that its business has not changed and there are no changes to its current business plans.

CONTACT INFORMATION

Petroteq Energy Inc.

Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Disclaimers:

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws.

Forward-looking statements in this document include statements concerning Petroteq's intent to file the Financial Disclosure, the FTFCO and all other statements that are not statements of historical fact.

This news release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States.